Todd W. Johnson, P.E.
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
Phone: (604) 688-9427
Fax: (604) 688-9426
E:mail: todd@yngc.ca

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 28 June 2012, as amended 6 January 2012, with an effective date of 1 January, 2011:

I, Todd W. Johnson, P.E., MAusIMM, do hereby certify that:

1)	As of April 1, 2010 and including up to January 6, 2012, I am employed as Vice President of Exploration of: Yukon-Nevada Gold Corp.
900 – 688 West Hastings St. Vancouver, BC V6B 1P1 Canada

I was employed as an independent geological consultant with Queenstake Resources USA, Inc. from January 2008 to March 31, 2010. My business address at that time was: 550 N. McCarran Blvd. #254 Sparks, NV 89431 USA

2)

I graduated with a Bachelor of Science degree in Geology from Washington State University in 1988. In addition I obtained a Masters of Science degree in Geology from Washington State University in 1991. In addition I obtained a second Masters of Science degree in Geological Engineering from the University of Nevada-Reno in 2003.

3)

I am a registered Professional Geological Engineer (P.E. No. 16748) in the State of Nevada (USA). In addition I am a member of the Australian Institute of Mining and Metallurgy (AusIMM No.227374). I am also an active member of the following professional societies: Society of Economic Geologists (since 1989), Association of Engineering Geologists (since 2002), the Geological Society of Nevada (since 2000), and the Association of Civil Engineers (since 2005).

4)	I have worked as a geologist or geological engineer for a total of 20 years since my 1991 graduation from university.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

6)

I am responsible for the preparation of all sections 1 through 28 of the technical report titled NI 43- 101 Technical Report Update, Jerritt Canyon Property, Elko County, Nevada, USA, and dated 28 June 2011, as amended 6 January 2012, with an effective date of 1 January, 2011 (“the Technical Report”) relating to the Jerritt Canyon property. I visited the Jerritt Canyon property on numerous occasions from September 2008 to October, 2011, with my last visit being from October 19-21, 2011.

7)

I have had prior involvement with the property that is the subject of the Technical Report. In September 2008 and later I was responsible for helping reorganize the geological data and drill hole data at the Jerritt Mine property, and also at the Jerritt Exploration Departments in Elko, Nevada and Denver, Colorado. I worked as a geological contractor at the Jerritt Mine property periodically from September 2008 to March 31, 2010 and helped build the new geological team. I became Vice President of Exploration for Yukon-Nevada Gold Corp. on April 1, 2010 to the present.

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

9)

I am not independent of the Issuer within the meaning of Section 1.5 of National Instrument 43-101. I am currently employed by Yukon-Nevada Gold Corp. (“YNG”) and I was granted stock options with YNG in November 2009, April 2010, and September 2011. I do not have any other interest in adjoining properties in the Jerritt Canyon property project area. I was paid a daily rate from YNG for geological consulting services performed at the Jerritt Canyon property, and other Yukon-Nevada owned projects. I have been a salaried employee, Vice President of Exploration, and Officer for YNG starting on April 1, 2010 to the present. I do not have any other interests relating to the Jerritt Canyon property.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 6th Day of January 2012.

“Signed”
Todd W. Johnson, M.Sc., P.E.

Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
(604) 688-9427 (phone)
(604) 688-9426 (fax)
E:mail: todd@yngc.ca